Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

	Twelve Months Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income from Continuing Operations Before Income Taxes	$(498,900)	$183,124	$46,075	$406,687	$872,926
Fixed Charges, as Shown Below	243,309	279,163	292,958	285,784	289,123
Amortization of Capitalized Interest	8,278	8,278	6,520	4,978	6,595
Equity in Income of Investees, Net of Distributions	(19,898)	(39,821)	(20,095)	(11,548)	(17,463)
Interest Capitalized	(2,509)	(13,573)	(43,717)	(38,054)	(15,547)
Noncontrolling Interest	(10,410)	—	1,386	397	—
Adjusted Earnings	$(280,130)	$417,171	$283,127	$648,244	$1,135,634

Fixed charges:
Interest on Indebtedness, Expensed or Capitalized	$201,788	$237,137	$262,915	$258,096	$263,891
Interest within Rent Expense	41,521	42,026	30,043	27,688	25,232
Total Fixed Charges	$243,309	$279,163	$292,958	$285,784	$289,123

Ratio of Earnings to Fixed Charges	(1.15)	1.49	0.97	2.27	3.93